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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Strong Rough Diamond Prices and Large Sales Volumes
Drive Aber's Quarterly Results to Record High

December 2, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its third quarter results for the period ended October 31, 2005.

        Commenting on Aber's results, Chairman and Chief Executive Officer Robert Gannicott stated, "Three sales of good quality diamonds into a strong diamond market have delivered a result for this third quarter that underpins Aber's financial year. The ongoing strong performance of Harry Winston continues to demonstrate the synergy from coupling the two most profitable bookends of the diamond industry."

        Thomas O'Neill, Aber's President and Chief Executive Officer of Harry Winston added, "I am delighted to report the continued organic growth of our sales, over the prior year, across both our jewelry and watch product lines, and look forward to this continuing into the very important fourth quarter with the opening of our new stores, expanded inventory and new product introductions."

Third Quarter Highlights

Financial Highlights

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Sales ($ millions)	153.5	104.1	379.3	240.8
Earnings from operations ($ millions)	71.7	38.4	139.2	82.4
Net Earnings ($ millions)	33.7	8.5	66.3	23.6
Earnings per share ($)	0.58	0.15	1.14	0.41
Cash Earnings per share ($)[1]	1.46	0.80	2.90	1.75

Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. See "Non-GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three months ended October 31, 2005, for a reconciliation of earnings to cash earnings.

Production Highlights
(Aber's 40% share of Diavik Mine production)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Diamond recovered (000s carats)	871	905	2,577	2,429
Grade (carats/tonne)	3.52	4.04	3.73	4.06
Operating costs, cash ($ millions)	19.3	17.8	55.5	50.4
Operating costs per carat, cash ($)	22	20	22	21

        "In addition to our record overall sales levels we achieved our highest percentage gross margin to date in both of our retail and mining segments" stated Alice Murphy, Aber's Chief Financial Officer. "These margins, being 65% and 55%, respectively, generated record net earnings of $34 million for the quarter just ended, a 77% increase over the previous quarter and a three-fold increase over the comparable quarter of the prior year. These robust earnings fueled a working capital balance now in excess of a quarter billion dollars, ensuring that the Company is well positioned to fund Diavik capital requirements and growth objectives, as well as continuing to reward its shareholders through its ongoing dividend program."

Returning Value to Shareholders

        Aber is pleased to declare a quarterly dividend payment of US$0.25 per share. Shareholders of record at the close of business on December 19, 2005, will be entitled to receive payment of this dividend on January 13, 2006.

Webcast

        Aber will host a webcast today at 9:00 a.m. (EST) to review these results and its outlook. Interested parties may listen to a broadcast on the Internet at www.aber.ca. Aber's unaudited consolidated interim financial statements together with Management's Discussion and Analysis are available on the Company's web site and on SEDAR (www.sedar.com).

        This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

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Strong Rough Diamond Prices and Large Sales Volumes Drive Aber's Quarterly Results to Record High